Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5.Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F

Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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The following is a transcription of remarks concerning the proposed merger made on May 12, 2011 at the Deutsche Bank Securities Inc. Alternative Energy, Utilities and Power Conference by William A. VonHoene, Exelon’s Executive Vice President, Finance and Markets:

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Event Name: Exelon Corp at Deutsche Bank Securities Inc. Alternative Energy, Utilities and Power Conference

Event Date: 2011-05-12T17:40:00 UTC

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Notes:

C: Bill Von Hoene;Exelon Corp.;EVP Finance & Legal

P: Jonathan Arnold;Deutsche Bank Securities;Analyst

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C: Bill Von Hoene;Exelon Corp.;EVP Finance & Legal

P: Jonathan Arnold;Deutsche Bank Securities;Analyst

P: Unidentified Audience Member;;

+++ presentation

Jonathan Arnold: We’re going to get started now with our next presentation, which will be Exelon. And we’re delighted to have Bill Von Hoene, who is EVP of Finance and Legal for Exelon. There’s obviously a great deal going on with the Company. They’ve brought a team of people with them. We’re looking forward to an update, and I’ll hand it straight to Bill.

Bill Von Hoene: Thank you very much, Jonathan. It’s great to be here, and thank you all for attending this afternoon. We do have a little bit going on, so we’re going to try to capture that for you in about 15 minutes and then leave some time after that for questions.

Before we start, I do want to introduce the other members of our team who are here. In the middle over here is Andy Swaminathan, who’s our Vice President of Fundamental Analytics and Trading at Power Team. Immediately next to me is Joe Simmons, who’s our Director of Fuel Operations and who has also been on a special assignment of sorts with regard to our environmental rules. And if you have any questions, Joe will be a good source on that. And then finally, Melissa Sherrod, who’s sitting in the front row here, who’s our Director of Investor Relations.

Before I go forward, let me go through and ask you to note that we’ve included forward-looking statements. I think, when you’re doing a transaction, the forward-looking statement rule gets a little longer, so we have a few pages of that. And we appreciate your indulging that length.

I am pleased to speak today about our transaction with Constellation, which we announced late in April. As most of you know, we announced that we would combine the two Companies in an all-stock transaction. Under the terms of the agreement, Constellation shareholders will receive 0.93 shares of Exelon stock for each Constellation share. That was about an 18% premium off a 30-day average on the day before the transaction was announced.

The new Company will maintain the Exelon name, with its headquarters in Chicago. We will have substantial presence in Illinois, but in Pennsylvania and in Maryland as well. The utilities will remain headquartered where they are currently, and the Constellation headquarters, which will include our retail and wholesale combined businesses, will remain in Baltimore.

One of the features of this transaction with which you are aware is that it also reflects a transition in leadership at Exelon. Upon the consummation of the transaction, John Rowe, our Chairman for the last 14 years and CEO, will retire. It will mark 28 years in the industry of a remarkable career as a CEO in the industry, and the leadership will transform over to, on the Chief Executive Officer, to Chris Crane, currently the President of Exelon; and the Executive Chairman will be Mayo Shattuck, Constellation’s current CEO and Chairman.

We’ve had the opportunity to discuss this transaction with several investors — well, actually, many investors — over the last couple of weeks. And the reaction has generally been positive. The strategic rationale, the fit for the transaction, is clear. And the transaction creates value for both Companies’ shareholders.

The merger brings together the industry’s leading clean and lowest-cost merchant generating fleet in Exelon and the nation’s leading retail and wholesale customer platform in Constellation. We believe that adding Constellation’s retail customer-focused business will give us incremental opportunities to optimize the value of the Exelon clean fleet and the generation position.

The combined Company will be the largest merchant generation fleet in the United States and will be the number-one retail provider in the country as well, combining Constellation’s existing number-one position and our number-ten position. It significantly advances the strategies that each of us had on our own.

And if you look back and see some of the things that we have talked about, Exelon has talked repeatedly about its desire to increase its retail presence. And we’ve talked about the growth of that being fairly dramatic in the next couple of years through indigenous growth.

In turn, Constellation has looked at its strategy and said what it wants to do is acquire additional generation for the support and for the interplay between that and its retail business, and it would do that indigenously. By this transaction, we’ve been able to greatly accelerate those two strategic processes in a combination that we think is very strong.

The merger diversifies generation by source while maintaining our position as the largest nuclear generator in the United States and a very clean fleet overall. We will add 1,900 megawatts of nuclear generation from Constellation’s partnership with EDF. Those are units that are run extremely well in terms of capacity factor, as are ours, and that will be a powerful additional combination. We seem to go back and forth as to who has the greatest capacity factor in the industry year after year.

And it will also be a very, very clean stack. And as we look at what’s happening — EPA, as we look at what’s happening both short term and long term, we think that that will have real meaning.

Additionally, the renewable platform that the Companies are developing individually will be collected with our recent wind acquisition, Constellation Solar and Wind ownership being very, very important.

The transaction rationale for us. Those of you who have followed us for a long period of time know how we have talked about mergers and acquisitions. We have looked number one, and number one, and number one for value. And what we have told you is that a transaction for us must be accretive, it must be EPS accretive, it must be cash flow accretive, and it must bring value to our shareholders.

The other things that we’ve talked about in recent years that we have focused on are execution ability, the ability to execute a deal, and I’m going to talk about that in some detail in a moment, and also create value for our shareholders in terms of the clean technologies and the clean generation that is the hallmark of the Exelon fleet.

This transaction is cash flow accretive in 2012, and more than 5% earnings accretive in 2013. And that includes the impact of estimated purchase accounting adjustments.

We retain the upside to power market improvements that make us best positioned in the industry, we believe, for a power market recovery, with 50% of the EBITDA of the combined Company projected to result from the competitive businesses. And that’s in 2012, where we anticipate to be a lower year of gross margins in generation. As the power markets recover, we’d expect generation’s earnings to resume the higher position in the Company that they’ve enjoyed historically over the last few years.

We expect to close the transaction in the first quarter of next year. We base this primarily on the fact that the most challenging regulatory approval we believe we will have is in the State of Maryland, given history and given Constellation’s location there. There is a statutory calendar in Maryland. The transaction must be approved in 7.5 months, including a statutory extension, or it is deemed approved. So we have geared all of our activity and all of our closing strategies to that calendar, which gives us our expectation that we would close in the first quarter of next year. We believe we have taken very, very careful, very deliberate, and very thoughtful steps to be able to do this successfully within that period of time.

Of course, a great deal of that, and a great deal of whether we do that well or not, depends on the perception of whether this is a good deal for Maryland, where the regulatory body and the elected officials will weigh in on the transaction. And we’ve spent a lot of time, both with our partners at Constellation and with outside advisors who are wise in Maryland politics and Maryland regulatory landscape, to put together a package that generates clear benefits for all stakeholders, including the State of Maryland, the City of Baltimore, and BGE customers.

Baltimore will be the home for growing segments of our business. We will either build or refurbish a new headquarters there to be the home of the retail and wholesale businesses and power marketing operations, along with our renewable energy headquarters. This was a very important part of making sure that we continue to support the economic development and employment in Baltimore that is so critical to the reception or the receptivity that we will receive from those who will weigh in on this transaction.

We’ll provide direct benefits to BGE residential customers through a $100 rate credit to each, which is scaled up considerably from recently approved transactions in the state. And if you look carefully at what we have laid out in terms of this program, our starting point was the Allegheny-FirstEnergy approved merger, the 21 conditions there. We’ve agreed to honor all 21 of those conditions. And where there are financial pieces to it, what we have done is sized it to the size of this transaction. And then to put on top of that, we’ve customized this to address some of the things that are most important to the Governor, to the Mayor, and to the regulators in terms of renewable energy and economic development.

We are providing low-income assistance and developed a renewable strategy, electrical vehicle structure, and support for the State’s energy efficiency programs. We have people on the ground in Maryland, living there continuously, and we’ll work closely with the stakeholders in Maryland throughout this process.

And at the same time, while we do not require approval in Pennsylvania or in Illinois, please rest assured that we are continuing our outreach in those jurisdictions as well to ensure that we have the tranquility that will be necessary to make this successful, not only in the next 7.5 months, but on the long term.

One of the key features that I alluded to at the beginning is that the combination has regional diversification in generation and customers for both Companies. Exelon’s generation portfolio, as you can see here, particularly in a couple of areas that we had focused on, is well situated, particularly in PJM, to serve a variety of customers in the mid-Atlantic and Midwest regions, where we pursue both wholesale and retail load-following sales. Retail load-following sales offer opportunities to add margin, reduce the amount of required credit facilities and associated costs, and increase credit diversity. Exelon’s generation portfolio can handle a large load-following position, as demonstrated by our previous load-following supply arrangements with ComEd and PECO.

As I mentioned before, we previously shared with you our plans to increase our Exelon Energy retail business significantly over the next few years. We’re now going to do it in 7.5 months, and Constellation’s NewEnergy leadership position provides a platform to do just that.

The transaction economics — simply stated, the two Companies will create opportunities for cost savings to improve profitability. We expect the combination to generate $200 million of synergies in 2012, in the first year or the first three quarters of the year, ramping up to run rate synergies of $260 million thereafter, beginning in 2013. To achieve these cost savings, we expect to spend approximately $500 million, primarily in the first couple of years after closing.

About 75% to 80% of the estimated synergies we expect to come from efficiencies gained from corporate consolidations, the integration of the training platforms, including the elimination of overlap and duplication, and from the fact that — as you’ve seen and I know all of you have looked or have been told about our slides when we announced the transaction — our ability to right-size the credit facility for the generation companies and for the parent companies. Those current credit facilities, in combination, are about $10.2 billion. We’ll be able to take $3 billion to $4 billion off of that and the costs that are associated with that, off the top.

Let me just turn for a second to the announcement that we made this morning, before opening this up to questions. And I want to start by saying we’ve had a lot of questions this morning, was this part of the Constellation strategy, Wolf Hollow ? It was not a part of the Constellation strategy. We think it’s complementary to what we’re doing in Constellation, but this was a process that we pursued independently of Constellation which reflected some of our views about marketplace in Texas, our ability and our views about clean energy, and our views about opportunities independent of Constellation.

We have reached an agreement to purchase Wolf Hollow. It’s a 720-megawatt combined-cycle natural gas facility in Texas. This will, of course, expand our current footprint in Texas of about 2,200 megawatts. We got it at a very favorable price. It brings fuel diversity to Exelon’s fleet and builds on the merger strategy of matching generation and load.

We have presently a 350-megawatt PPA for the output from this facility that is above market prices. So the transaction will eliminate the PPA upon closing, which would not have otherwise expired until 2023, and positions us to maximize the value of the entire output of 720 megawatts from the plant.

This is not a needle-mover in terms of the transaction, but it’s part of an overall strategy that I’ve tried to outline this morning. We think it will be modestly accretive to cash flow beginning in 2012 and neutral to earnings in the near term. We plan to fund this — and the total cost was $305 million. It’s $305 million through a combination of existing cash flow and liquidity resources. There will be no material impact whatever on our credit ratings as a result of that.

The transaction is subject to approval by the Department of Justice, the DOJ process, and also by the Texas Public Utility Commission — as is, by the way, the Constellation transaction. And we would anticipate to receive both of those approvals within the third quarter of this year.

[discussion of other matters redacted]

With that, Jonathan, I will turn the floor over to questions. And, again, appreciate very much all of your attention and interest in our

+++ q-and-a

[unrelated question and answer redacted]

Unidentified Audience Member: Thanks, Jonathan, because that was my second question. My first question relates to the terms of the merger. And you mentioned very clearly how you looked at the 21 conditions that were applied in the Allegheny merger. There’s been some talk among the people that I’ve talked to in the financial community about the fact that if you give them everything now upfront, what’s left for negotiation when the Commission comes back to you, as other commissions have done in various jurisdictions over mergers, and says, “Okay. You’re willing to give them $100 million for the customers. How about $150 million?” Where are the deal-breakers in there that — improving on those terms?

Bill Von Hoene: We understand that the process that will go forward now is a process by which there will be negotiation. There will also be, once we file our application in Maryland, a lot of testimony. We will submit testimony simultaneously with that filing. Then there will be intervener testimony in which interveners, staff, and a variety of other parties will say, “This is how we think the deal better meets the Maryland standard for approval.”

We felt it was very, very important to come out the door on this with a proposal that would keep minds open in Maryland, that would have the Governor, the Board, the Mayor, a variety of other interested parties, convey to them our seriousness about being a partner in Maryland, about being a meaningful participant in the Maryland economy, about addressing the concerns in terms of basic energy policy, that they have found to be the most significant ones. And that’s what we’ve tried to do in connection with that.

With regard to where negotiations go, we will look at how that testimony comes in. We’ll look at how those discussions go. We will continue to try to, as we have done in the first instance, design this so that the value for the Companies, for the shareholders, is preserved, and the stakeholders in Maryland find the deal to be satisfactory.

But beyond that, we’ve just started out. It’s a long road. We understand it’s a long road. We understand we’ve just started. We understand that we have a lot of work to do.

But I think the basic work here is not the deal, is the richness of the deal. That’s not the basic work here. We’ve put out a really good deal. The basic work here that we have to do is we have to demonstrate that this is good for Maryland, that we are a Company that comes in, that we will do in Maryland what we did in going into Pennsylvania when we merged those two companies, that it will be positive for the State, that we will be responsive to its needs, and that what we’ve put on the table reflects that.

So I’m confident that in the negotiation process, we can get to the finish line.

Unidentified Audience Member: Thank you.

Jonathan Arnold: Bill, on the statement you’ve made about accretion from the merger, the greater than 5% in 2013, and you’ve said that includes the estimate of purchase accounting adjustments?

Bill Von Hoene: Yes.

Jonathan Arnold: I can’t remember. Have you told us whether those are positive or negative, in your estimate?

Bill Von Hoene: We have said they are basically not material. So they’re not material. So this is both ways, we’ve done a pretty good look at the purchase accounting. It’s not a substantial mover in the deal, Jonathan, or in the economics of the deal.

Jonathan Arnold: I have one other generation issue I wanted to mention. As a studious reader of some of these filings you have to make of the various presentations that are being made around the Company, one thing that caught my eye was in your communication with your nuclear organization, there was a lot made of the EDF tie-up and the opportunities that that might present. Can you maybe speak a little bit of what, for our benefit, just where you see those and what exactly you’re referring to?

Bill Von Hoene: Yes. EDF is a 7% shareholder in Constellation. They’re one of the entities that we have to persuade that this is a good deal on that front. They obviously also own just short of 50% of the Constellation nuclear assets. So our 1,900 megawatts that we’re acquiring is net of their interest in those five units.

We have talked to EDF. Once we made the announcement here, we had a very congenial conversation. We anticipate being able to work closely with EDF. As I said, those units are running very, very smoothly, so this is not a, “We’re going to come in and fix something,” situation. You’ll recall in PSEG we had a very different dynamic with that.

But, Jonathan, that’s really going to have to unfold over time. We need to get this transaction done. Our focus needs to be on this transaction. This is what we have told folks. We see on the other side of this a collaboration that will be very helpful. How it unfolds over the course of other years just remains to be seen.

But we don’t see any roadblocks in the way. We see them as a good, positive partner. We see them as committed to the best possible efficient and safe operations of these plants and a very positive piece of this in that regard.

Jonathan Arnold: We’ve exhausted — anyone else? Okay, with that, okay. Thank you, Bill, thank your whole team for being here to help.

Bill Von Hoene: Thank you very much. Thank you.